UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Federated Hermes Project and Trade Finance Tender Fund

(Name of Issuer)

Federated Hermes Project and Trade Finance Tender Fund

(Name of Person(s) Filing Statement (Issuer))

Common Shares of Beneficial Interest

(Title of Class of Securities)

Institutional Shares – 31424D104

Service Shares – 31424D401

(CUSIP Number of Class of Securities)

Peter J. Germain, Esquire

1001 Liberty Ave.

Pittsburgh, PA 15222

1-412-288-1900

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons(s))

With a copy to: Clair E. Pagnano

K&L Gates LLP

1 Congress Street

Suite 2900

Boston, MA 02114-2023

1-617-261-3100

October 10, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

Important Dates Related to this Offer:

Date	Name of Date	Definition
October 10, 2025	Commencement Date	The date as of which the Offer commenced.
November 10, 2025	Notice Date	The deadline by which you must properly notify the Fund in writing if you wish to tender Shares for repurchase (unless extended by the Fund to a later date subsequently designated by the Fund).* The Fund will not accept any repurchase request received by it or its designated agent after the Notice Date.
November 10, 2025	Expiration Date	The deadline by which, if you previously provided proper written notice to the Fund of your desire to tender Shares, you may properly notify the Fund of your desire to withdraw such tender request.*
December 9, 2025	Acceptance Date	If the Fund has not yet accepted your tender of Shares by the date which is 40 business days after the Commencement Date, you have the right to withdraw your tender. Acceptance letters typically will be mailed on the Acceptance Date.
December 24, 2025	Repurchase Valuation Date	The date as of which the net asset value of the Shares is calculated, unless extended by the Fund to a later date subsequently designated by the Fund.*

*In the event of any extension of time during which the Offer is pending, shareholders will be properly notified in writing by the Fund in accordance with the terms set forth later in this document. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Federated Hermes Project and Trade Finance Tender Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to repurchase common shares of beneficial interest of the Fund (including Institutional Shares and Service Shares, the “Shares”) from its shareholders (“Shareholders”). The Offer will apply to all Shares of the Fund as one pool. The terms and conditions set out in the Offer to Repurchase, and the related Letter of Transmittal, together constitute the “Offer.” Specifically, the Fund is offering to repurchase Shares in an amount up to $47,879,164.97 (i.e., 5% of the net assets of the Fund, calculated as of September 12, 2025). The value of Shares repurchased will be calculated as of the Repurchase Valuation Date based on a price equal to the net asset value per Share of the class as of such Repurchase Valuation Date. With respect to each class of Shares, net asset value per Share is equal to (a) the difference between the value of the Fund’s assets invested in the Shares and the value of the Fund’s liabilities with respect to the Shares, including accrued fees and expenses, divided by (b) the number of Shares outstanding. Shareholders desiring to tender Shares for repurchase must do so by notifying the Fund by 3:00 p.m., Eastern Time, on the Notice Date. Shareholders desiring to obtain the estimated net asset value of their Shares may call 1-855-328-0109, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern Time.

The Fund will not accept any repurchase request received by it or its designated agent after the Notice Date. Shareholders have the right to change their minds and withdraw any tenders of their Shares by further notice received by the Fund no later than 3:00 p.m., Eastern Time, on the Expiration Date, unless extended.

If the Fund accepts the tender of the Shareholder’s Shares, the Fund will generally make payment for the Shares it repurchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. The payment will generally be made within approximately three business days after the Repurchase Valuation Date.

Shares will be repurchased by the Fund pursuant to the Offer after the Management Fee (as such term is defined in the Fund’s Prospectus) to be paid to the Fund’s investment adviser (the “Adviser”) has been deducted from the Fund’s assets as of the end of the month in which the Offer occurs—i.e., the accrued Management Fee for the month in which Fund Shares are to be repurchased pursuant to the Offer is deducted prior to effecting the relevant repurchase of Fund Shares.

Shareholders desiring to tender Shares for repurchase must do so by notifying the Fund by 3:00 p.m., Eastern Time on the Notice Date, unless extended. The Offer to Shareholders remains revocable until 3:00 p.m., Eastern Time on the Expiration Date, unless extended. Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be retendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder would like the Fund to repurchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or (ii) otherwise deliver a Letter of Transmittal to the Fund at the following address:

Regular Mail:

c/o Federated Hermes Project and Trade Finance Tender Fund

PO Box 219221

Kansas City, Missouri 64121-9221

Please mail promptly to ensure timely receipt

Overnight Courier:

c/o Federated Hermes Project and Trade Finance Tender Fund

801 Pennsylvania Avenue

Suite 219221

Kansas City, Missouri 64105

or (ii) fax it to 1-844-616-8642, so that it is received before 3:00 p.m., Eastern Time, on the Notice Date (or if applicable, the Notice Date as extended).

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend or postpone this Offer at any time before 3:00 p.m., Eastern Time, on the Expiration Date. Also realize that the Offer is set to expire on the Expiration Date (or if applicable, Expiration Date as extended), and that, if a Shareholder desires to tender Shares for repurchase, it must do so by the Notice Date (or, if applicable, Notice Date as extended). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Repurchase Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for repurchase as of the Acceptance Date.

Item 2. Issuer Information.

(a)       The name of the issuer is the Federated Hermes Project and Trade Finance Tender Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a continuously offered, closed-end, diversified, management investment company and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 4000 Ericsson Drive, Warrendale, Pennsylvania 15086-7561 and the telephone number is 1-855-328-0109.

(b)       The title of the securities that are the subject of the Offer to Repurchase are common Shares of beneficial interest or portions thereof in the Fund. (as used herein, the term “Share” or “Shares,” as the context requires, shall refer to the common Shares of beneficial interests in the Fund and portions thereof that constitute the classes of securities that are the subject of this Offer to Repurchase or the common Shares of beneficial interests in the Fund or portions thereof that are tendered by Shareholders pursuant to the Offer to Repurchase.) The Offer will apply to all Shares of the Fund (including Institutional Shares and Service Shares) as one pool. As of the close of business on September 12, 2025, there was approximately $957,583,299.39 outstanding in capital of the Fund held in Shares. Subject to the conditions set forth in the Offer to Repurchase, the Fund will purchase up to $47,879,164.97 of Shares (the “Offer Amount”). As of September 12, 2025, the Fund had 94,424,579 Institutional Shares and 4,990 Service Shares outstanding (rounded to the nearest whole Share), and its net asset value per Share was $10.14 and $10.14 for Institutional Shares and Service Shares, respectively. The value of the Shares may change between September 12, 2025, and the Repurchase Valuation Date.

(c)       Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Registration Statement dated July 25, 2025, which has been filed with the Securities and Exchange Commission (“SEC”) and is hereby incorporated by reference.

Item 3. Identity and Background of Filing Person.

(a)       The name of the filing person is the Federated Hermes Project and Trade Finance Tender Fund. The Fund’s principal executive office is located at 4000 Ericsson Drive, Warrendale, Pennsylvania 15086-7561 and the telephone number is 1-855-328-0109. The Adviser of the Fund is Federated Investment Management Company. The principal executive office of the Adviser is located at 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779 and the telephone number is 1-800-341-7400. The Fund’s portfolio managers are Messrs. Ihab Salib, Christopher P. McGinley, Maarten Offeringa and Kazaur Rahman (herein defined as the “Managers”). Their address is 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779.

Item 4. Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to $47,879,164.97. Shareholders desiring to tender Shares for repurchase must do so by 3:00 p.m., Eastern Time, on the Notice Date, unless extended, and not withdrawn (as described in Item 4(a)(1)(vi)) by 3:00 p.m., Eastern Time, on the Expiration Date, unless extended.

(ii)       The value of the Shares tendered to the Fund for repurchase will be their net asset value as of the close of business on the Repurchase Valuation Date. See Item 4(a)(1)(v) below.

(iii)       The scheduled Expiration Date is 3:00 p.m., Eastern Time, November 10, 2025.

(iv)       Not applicable.

(v)       The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 7 of the Offer to Repurchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi)       Pursuant to Rule 13e-4(f)(2)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date. Acceptance letters typically will be mailed on the Acceptance Date.

(vii)       Shareholders wishing to tender Shares pursuant to the Offer generally should send or deliver a completed and executed Letter of Transmittal to the Fund at the following address: Via Regular Mail: c/o Federated Hermes Project and Trade Finance Tender Fund, PO Box 219221, Kansas City, Missouri 64121-9221, Via Overnight Courier: c/o Federated Hermes Project and Trade Finance Tender Fund, 801 Pennsylvania Avenue, Suite 219221, Kansas City, Missouri 64105 or fax a completed and executed Letter of Transmittal to 1-844-616-8642, to the attention of Federated Hermes Project and Trade Finance Tender Fund. The completed and executed Letter of Transmittal must be received, either by mail or by fax, no later than 3:00 p.m., Eastern Time, on the Notice Date (or if applicable, Notice Date as extended). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above. To request a form of withdrawal notice, a Shareholder may call 1-855-328-0109.

(viii)       For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and repurchases such Shares.

(ix)       If Shares in excess of $47,879,164.97 are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)       The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi)       Not applicable.

(xii)       The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser. Certain Foreign Shareholder entities may also be subject to withholding tax at the rate of 30% under the Foreign Account Taxpayer Compliance Act (“FATCA”) unless they have provided the Fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

(2)       Not applicable.

(b)       The Adviser or members of the Board or officers of the Fund or Fund affiliate may have some of their Shares acquired in this tender offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

The Fund’s Prospectus dated July 25, 2025 (“Prospectus”), which was provided to each Shareholder, provides that the Fund’s Board has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Shares with a Valuation Date quarterly. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or the Fund’s Board, or any person controlling the Fund or controlling the Adviser or the Fund’s Board; and (ii) any person, with respect to Shares. The Fund is aware, however, that the Adviser or members of the Board or officers of the Fund or Fund affiliate may have some of their Shares acquired in this tender offer. The Fund commenced operations as a registered investment company under the 1940 Act on December 7, 2016 and has previously offered to purchase Shares from Shareholders pursuant to written tenders. The Fund’s previous tender offer for the repurchase of Shares had an expiration date of September 22, 2025.

Item 6. Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a)       The purpose of the Offer to Repurchase is to provide liquidity to Shareholders as contemplated by and in accordance with the procedures set forth in the Prospectus.

(b)       Shares that are tendered to the Fund in connection with the Offer to Repurchase, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of remaining Shareholders in the Fund (assuming no further issuances of Shares).

(c)       None of the Fund, the Adviser, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the last business day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic repurchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization or liquidation; (3) any material change in the present indebtedness, capitalization or distribution policy of the Fund; (4) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (5) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (6) any change in the Fund’s Declaration of Trust, dated as of October 1, 2016 (as it may be amended, modified or otherwise supplemented from time to time) or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a)       The Fund expects that the amount offered for the repurchase of Shares pursuant to the Offer, which will not exceed $47,879,164.97 (unless the Fund elects to repurchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (d) below.

(b)       There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)       Not applicable.

(d)       None of the Fund, the Adviser, or the Board of Trustees has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders or from proceeds of the sale of securities and portfolio assets held by the Fund.

Item 8. Interest in Securities of the Issuer.

(a)       None of the Managers or the Fund’s officers held any Shares as of September 12, 2025. As of September 12, 2025, the Fund’s seed investor, the Adviser, held 0.01% of the Fund’s outstanding Shares.

(b)       Other than transactions conducted pursuant to the continuous offering of Shares and the previous tender offer for the repurchase of Shares, there have not been any transactions involving Shares in the last 60 days. The Fund’s previous tender offer for the repurchase of Shares had an expiration date of September 22, 2025.

Item 9. Persons/Assets, Retained, Employed, Compensation or Used.

No persons have been directly or indirectly employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Repurchase.

Item 10. Financial Statements.

(a)(1) The Fund will prepare, and transmit to Shareholders, an unaudited semi-annual and an audited annual report with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. The Fund commenced operations as a registered investment company under the 1940 Act on December 7, 2016 and has a fiscal year end of March 31. Accordingly, reference is made to the audited financial statements of the Fund for the period ended March 31, 2024 (the “2023 Audited Financial Statements”), which were filed with the SEC on Form N-CSR on May 28, 2024 (File number 811-23174) and to the audited financial statements of the Fund for the period ended March 31, 2025 (the “2024 Audited Financial Statements”), which were filed with the SEC on Form N-CSR on June 3, 2025 (File number 811-23174). The 2023 Audited Financial Statements and 2024 Audited Financial Statements are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed the 2024 Audited Financial Statements to Shareholders on or about May 29, 2025. Copies of the Fund’s financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling 1-855-328-0109, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern Time.

(2)       Not applicable.

(3)       Not applicable.

(4)       Not applicable.

(b)       The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

Item 11. Additional Information.

(a) (1) None.

(2)       None.

(3)       Not applicable.

(4)       Not applicable.

(5)       None.

(b)       None.

Item 12. Exhibits.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

99.1       Cover Letter to Offer to Repurchase.

99.2       Offer to Repurchase.

99.3       Form of Letter of Transmittal.

99.4       Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2025

FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President and Trustee

EXHIBIT INDEX

Exhibit

99.1       Cover Letter to Offer to Repurchase.

99.2       Offer to Repurchase.

99.3       Form of Letter of Transmittal.

99.4       Filing Fee Exhibit.